Penfolds
Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

02028829

19 April 2002

SEC EXEMPTION NO 82-2692

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

02 MAY -7 AM 10:25

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 5/8

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP PROFIT CLARIFICATION

Southcorp today requested a trading halt following the release of a Bloomberg report which suggested that the Company had sought to cut all analysts profit numbers for 2003 due to the impact of the 2000 vintage and interest costs.

The CEO Mr Keith Lambert said that the Bloomberg report emanated from a communication with analysts that sought to clarify the effects of the 2000 Vintage and estimated net debt levels on some analysts earnings expectations.

He confirmed the Company's current expectations for 2002 EBITA pre SGARA was $285m. The Company expects substantial growth in earnings in 2003 and, absent unforeseen circumstances, expects to at least achieve the average analyst forecast figure of approximately $335m (EBITA pre SGARA).

Interest expense for 2003 is expected to be lower than 2002 reflecting the full year effect of the proceeds of the Water Heater sale received during 2002 and the Visy payment of $135m which should be received by February 2003.

For further information, please contact:

Keith M. Lambert
Managing Director & Chief
Executive Officer,
Southcorp Limited

Martin M. Hudson
Chief General Counsel &
Company Secretary,
Southcorp Limited

Mobile: 0438 529 174

www.southcorp.com.au contains copies of the press release.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

MAY -7 AM 10: 25

LINDEMANS
making life more enjoyable

12 April 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON DC 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing copies of notices that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine
ROSEMOUNT ESTATE
The prestige wine of Australia
LINDEMANS
making life more enjoyable

02 MAY -7 AM 10:25

Facsimile: 1300 300 021

12 April 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

CANCELLATION OF OPTIONS

We advise that due to the cessation of employment of participants in the Southcorp International Employee Equity Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Cancelled	Exercise Price	Date Options Granted	No. of Options Cancelled
3 April 2002	$4.65	1 November 1999	38,400

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY